Global Traffic Network, Inc. Reports Fiscal Third Quarter 2008
Operating Results
Adjusted Operating Income increases $1.6 million on 61% revenue increase
Reaffirms guidance for FY08 operating performance
New York, May 13, 2008 (BUSINESS WIRE) — Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the U.S., today announced its results for the quarter ended March 31, 2008, its third quarter of fiscal 2008.
For the quarter ended March 31, 2008, revenue increased 61% percent to $12.2 million, from $7.6 million in the prior year period. Revenue from the Company’s Australian operations increased 53% while revenue from the Company’s Canadian operations increased 150%, both compared to the same period last year.
Adjusted Operating Income for the third quarter of fiscal 2008 was $0.6 million compared to an Adjusted Operating Loss of $1.1 million in the prior year period. The Company defines Adjusted Operating Income as operating income plus depreciation and amortization expense.
Net loss for the quarter decreased to $0.2 million, compared to a net loss of $1.3 million a year ago, primarily as a result of increased net income from the Company’s Australian operations. Net income from the Company’s Australian Traffic Network subsidiary totaled $1.8 million for the three-month period ending March 31, 2008 compared to net income of $0.4 million for the prior year period.
Revenue for the nine-month period ended March 31, 2008, was $36.4 million, an increase of 66% percent compared to $21.9 million for the nine-month period ended March 31, 2007. Revenue from the Company’s Australian operations increased 61% while revenue from the

Company’s Canadian operations increased 120%, both compared to the same nine-month period last year.
Adjusted Operating Income for the first nine-months of fiscal 2008 was $3.2 million, compared to an Adjusted Operating Loss of $1.1 million for the same period of fiscal 2007, an increase of almost $4.3 million dollars.
Net income was $0.8 million for the nine-month period ended March 31, 2008, compared to a net loss of $2.1 million in the year-ago period. The increase in income for the period is attributable to a $4.1 million increase in net income from the Company’s Australian operations.
Commenting on the results, William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, said, “We are pleased with the progress that was made during the quarter, when compared to the previous year. Due to the seasonality of our business, our third fiscal quarter tends to be the weakest, as advertising slows down following the holiday season. That being said, we are encouraged by the substantial revenue growth we achieved, predominantly from our existing radio networks in both Australia and Canada. With our recently announced letter of intent to purchase the commercial division of UBC Media Group plc, which includes contracts to provide traffic and other programming services and receive corresponding advertising spots for sale on approximately 250 radio stations, along with our Traffic Radio Service contract with the United Kingdom Highways Agency, we have a solid foundation to rapidly expand our UK business. In addition, we introduced our Mobile Traffic Network Broadcast Platform, which continues to generate significant interest from numerous potential clients.”
“Our performance over the past several quarters speaks volumes to the efforts that we have put into growing our business. We will continue to expand both our offerings and our market penetration, and are confident that we can continue to improve upon our previous successes,” concluded Mr. Yde.
The Company also reaffirms the guidance it initially provided April 9, 2008 related to financial projections for its fiscal year 2008, ending June 30, 2008. The Company’s guidance forecasts consolidated net revenues in the range of $49 to $52 million, and Adjusted Operating Income of approximately $4.9 to $5.2 million. The Company defines Adjusted Operating Income as operating income plus depreciation and amortization expense. The Company does not expect to recognize revenue from the United Kingdom Highway’s Agency contract or the contemplated acquisition of UBC Media Group plc’s commercial division until fiscal 2009, nor has the Company contracted to provide services related to its Mobile Traffic Network Broadcast Platform.

The forecasted ranges for consolidated net revenues and Adjusted Operating Income reflect management’s best estimates of the future financial performance based on announced financial results for the nine-months ended March 31, 2008, and expectations for the fourth fiscal quarter ending June 30, 2008. The Company’s financial projections are subject to adjustments based upon, among other things, unanticipated changes in foreign exchange rates, actual operating results for the fourth fiscal quarter and the audit of the Company’s fiscal 2008 financial statements. Therefore, actual financial results may differ materially from the projections reflected above. The Company does not intend to provide guidance as to future financial performance on a regular basis in the future.
Conference Call
Global Traffic Network, Inc. will host a conference call at 8:30 a.m. EDT on May 13, 2008, to discuss its fiscal third quarter results, as well as other relevant matters. To listen to the call, dial (877) 440-5784 (domestic), or (719) 325-4872 (international). The participant code is 8448434. The call will also be available live on the Internet at www.globaltrafficnetwork.com and www.kcsa.com.
A replay of the call will be available from 11:30 a.m. on May 13, 2008 through 11:59 p.m. on May 20, 2008. To access the replay, please call (888) 203-1112 in the United States or (719) 457-0820 outside of the United States. To access the replay, participants will need to enter the participant code 8448434.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, operates traffic networks in seven Canadian markets and has recently commenced operations in the United Kingdom. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of-pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com
This press release contains statements that constitute forward-looking statements. These statements reflect our current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in our annual report 10-K. The Company can provide no assurance that the contemplated acquisition of UBC Media Group plc’s commercial division will be completed, which could alter the Company’s business strategy in the United Kingdom and affect the near-term operating prospects in that market. Any of the risks and uncertainties applicable to the Company may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. We do not undertake to revise any forward-looking statements to reflect future events or circumstances.
SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION
Global Traffic Network, Inc. defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. The Company uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. The Company believes the presentation of this measure is relevant and useful for investors because it helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that have different financing and capital structures or tax rates. In addition, the Company believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.
Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. In addition, Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), operating cash flow or similarly titled measures employed by other companies. In addition, this measure is not necessarily a measure of the Company’s ability to fund its cash needs.

The following presents the reconciliation of net operating income (loss) to Adjusted Operating Income (Loss) for the three and nine month periods ended March 31, 2008 and 2007.

	Three Months		Nine Months
	Ended		Ended
	March 31,	March 31,	March 31,	March 31,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)	(In thousands)	(In thousands)	(In thousands)
Net operating income (loss)	$179	$(1,288)	$2,140	$(1,718)
Add back:
Depreciation and amortization expense	$385	$224	$1,081	$651

Adjusted Operating Income (Loss)	$564	$(1,064)	$3,221	$(1,067)

The following presents the reconciliation of projected net operating income to projected Adjusted Operating Income for the fiscal year ending June 30, 2008.
Reconciliation of projected net operating income to projected Adjusted Operating Income

Fiscal Year Ending
June 30, 2008
Projected net operating income	$3.5 million to $3.8 million
Add back:
Projected depreciation and amortization expense	$1.4 million to $1.5 million

Projected Adjusted Operating Income	$4.9 million to $5.3 million

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(in thousands)
Three Months Ended March 31, 2008 and 2007

	2008	2008	2008	2008	2008	2008
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$10,745	$1,471	$—	$—	$—	$12,216
Operating expenses
Traffic	3,791	1,645	390	—	—	5,826
News	1,658	—	—	—	—	1,658
TV	203	—	—	—	—	203
Selling, G&A	1,904	595	137	59	—	2,695
Corporate overhead	513	—	—	—	588	1,101
Non-cash compensation	—	—	—	—	169	169
Depreciation/amortization	207	173	5	—	—	385
Operating income (loss)	2,469	(942)	(532)	(59)	(757)	179
Interest expense	21	—	—	—	—	21
Other (income)	(160)	(3)	(1)	—	(265)	(429)
Other expense	—	—	11	—	—	11
Net income (loss) before taxes	2,608	(939)	(542)	(59)	(492)	576
Income tax expense	786	—	—	—	14	800
Net income (loss)	$1,822	$(939)	$(542)	(59)	$(506)	$(224)

	2007	2007	2007	2007	2007	2007
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$7,009	$600	$—	$—	$—	$7,609
Operating expenses
Traffic	2,728	1,270	116	—	—	4,114
News	1,570	—	—	—	—	1,570
TV	153	—	—	—	—	153
Selling, G&A	1,360	586	216	—	—	2,162
Corporate overhead	478	113	—	—	—	591
Non-cash compensation	—	—	—	—	83	83
Depreciation/amortization	177	47	—	—	—	224
Operating income (loss)	543	(1,416)	(332)	—	(83)	(1,288)
Interest expense	30	—	—	—	—	30
Other (income)	(17)	(66)	—	—	(87)	(170)
Other expense	—	—	—	—	—	—
Net income (loss) before taxes	530	(1,350)	(332)	—	4	(1,148)
Income tax expense	161	—	—	—	—	161
Net income (loss)	$369	$(1,350)	$(332)	$—	$4	$(1,309)

*	Mobile Traffic Network, Inc. was formed March 7, 2008. Certain information has been reclassed from Global Traffic Network, Inc. for presentation in this format.

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(in thousands)
Nine Months Ended March 31, 2008 & 2007

	2008	2008	2008	2008	2008	2008
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$31,995	$4,362	$—	$—	$—	$36,357
Operating expenses
Traffic	10,930	4,900	851	—	—	16,681
News	4,881	—	—	—	—	4,881
TV	578	—	—	—	—	578
Selling, G&A	5,735	1,808	285	59	—	7,887
Corporate overhead	1,295	—	—	—	1,325	2,620
Non-cash compensation	—	—	—	—	489	489
Depreciation/amortization	587	489	5	—	—	1,081
Operating income (loss)	7,989	(2,835)	(1,141)	(59)	(1,814)	2,140
Interest expense	71	—	—	—	—	71
Other (income)	(280)	(19)	(4)	—	(939)	(1,242)
Other expense	—	1	11	—	—	12
Net income (loss) before taxes	8,198	(2,817)	(1,148)	(59)	(875)	3,299
Income tax expense	2,478	—	—		25	2,503
Net income (loss)	$5,720	$(2,817)	$(1,148)	$(59)	(900)	$796

	2007	2007	2007	2007	2007	2007
	Australia	Canada	UK**	Mobile*	Corporate	Total
Revenues	$19,895	$2,044	$—	$—	$—	$21,939
Operating expenses
Traffic	7,809	3,585	126	—	—	11,520
News	3,743	—	—	—	—	3,743
TV	364	—	—	—	—	364
Selling, G&A	3,788	1,446	388	—	—	5,622
Corporate overhead	1,303	244	—	—	—	1,547
Non-cash compensation	—	—	—	—	210	210
Depreciation/amortization	518	133	—	—	—	651
Operating income (loss)	2,370	(3,364)	(514)	—	(210)	(1,718)
Interest expense	102	38	—	—	—	140
Other (income)	(33)	(66)	—	—	(380)	(479)
Other expense	—	1	—	—	3	4
Net income (loss) before taxes	2,301	(3,337)	(514)	—	167	(1,383)
Income tax expense	697	—	—	—	—	697
Net income (loss)	$1,604	$(3,337)	$(514)	$—	$167	$(2,080)

*	Mobile Traffic Network, Inc. was formed March 7, 2008. Certain information has been reclassed from Global Traffic Network, Inc. for presentation in this format.

**	Global Traffic Network (UK) Limited was formed October 19, 2006.

GLOBAL TRAFFIC NETWORK, INC. CONSOLIDATED BALANCE SHEETS (In thousands)

	March 31,	June 30,
	2008	2007
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$38,160	$7,278
Accounts receivable net of allowance for doubtful accounts of $322 and $93 at March 31, 2008 and June 30, 2007	10,833	8,482
Prepaids and other current assets	938	462
Deferred tax assets	229	173

Total current assets	50,160	16,395

Property and equipment, net	8,379	6,568
Intangibles	392	354
Deferred offering costs	—	258
Deferred tax assets	130	139
Other assets	168	126

Total assets	$59,229	$23,840

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable and accrued expenses	$7,975	$6,032
Deferred revenue	621	25
Income taxes payable	2,442	1,121
Current portion of long term debt	518	668

Total current liabilities	11,556	7,846
Long term debt, less current portion	555	822
Other liabilities	395	339

Total liabilities	12,506	9,007
Common stock, $.001 par value; 100,000,000 shares authorized; 18,076,133 shares issued and outstanding as of March 31, 2008 and 12,870,000 shares issued and outstanding as of June 30, 2007	18	13
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of March 31, 2008 and June 30, 2007	—	—
Additional paid in capital	48,722	18,527
Accumulated other comprehensive income	2,092	1,198
Accumulated deficit	(4,109)	(4,905)

Total shareholders’ equity	46,723	14,833

Total liabilities and shareholders’ equity	$59,229	$23,840

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	Three Months Ended		Nine Months Ended
	March 31		March 31
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$12,216	$7,609	$36,357	$21,939

Operating expenses (exclusive of depreciation and amortization shown separately below)	7,687	5,837	22,140	15,627
Selling, general and administrative expenses	3,965	2,836	10,996	7,379
Depreciation and amortization expense	385	224	1,081	651

Net operating income (loss)	179	(1,288)	2,140	(1,718)
Interest expense	21	30	71	140
Other (income) (including interest income of $426 and $100 for the three months ended March 31, 2008 and 2007 and interest income of $1,224 and $397 for the nine months ended March 31, 2008 and 2007)	(429)	(170)	(1,242)	(479)
Other expense	11	—	12	4

Net income (loss) before income taxes	576	(1,148)	3,299	(1,383)

Income tax expense	800	161	2,503	697

Net (loss) income	$(224)	$(1,309)	$796	$(2,080)

(Loss) income per common share:
Basic	$(0.01)	$(0.10)	$0.05	$(0.16)
Diluted	$(0.01)	$(0.10)	$0.05	$(0.16)
Weighted average common shares outstanding:
Basic	18,051,867	12,870,000	17,482,727	12,870,000
Diluted	18,051,867	12,870,000	17,578,102	12,870,000

SOURCE: Global Traffic Network, Inc.
At KCSA Strategic Communications
David Burke / Lee Roth
212-682-6300
dburke@kcsa.com/lroth@kcsa.com
or
At Global Traffic Network, Inc.
Scott Cody, Chief Financial Officer
& Chief Operating Officer
212-896-1255
scott.cody@globaltrafficnet.com